December 5, 2007

Mail Stop 7010

By U.S. Mail and facsimile to 405-879-9580
Aubrey K. McClendon
Chairman and Chief Executive Officer
Newmont Mining Corporation
6100 Western Avenue
Oklahoma City, Oklahoma 73118

> **Re:** **Chesapeake Energy Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2007**
> **File No. 001-13726**

Dear Mr. McClendon:

We have reviewed your response letter dated August 31, 2007, and have the following comment. Please respond to our comment by December 19, 2007, or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

Board Independence, page 17

1. We reissue our prior comment 1. Given the additional information you have provided us in your response letter that the board considered the company's purchase of oil field equipment and services from a company in which Mr. Miller is the chairman, it does not appear your disclosure is fully responsive to Item 407(a) of Regulation S-K. Please provide, for each director and nominee for director that is identified as independent, sufficient detail so that the nature of the transactions considered is readily apparent. See Instruction 3 to Item 407(a) of Regulation S-K.

Please contact me at (202) 551-3687 with any questions.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor